

January 30, 2012

Via E-mail
Mr. Thomas Iacarella
Vice President and Chief Financial Officer
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107
Sioux Falls, SD 57117

> **RE: Raven Industries, Inc.**
> **Form 10-K for the Year ended January 31, 2011**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter ended October 31, 2011**
> **Filed December 2, 2011**
> **File No. 1-7982**

Dear Mr. Iacarella:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2011

Item 6 – Selected Financial Summary, page 12

1. You present total segment operating income on page 13. Since total segment operating income represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote, in future filings you should ensure either:
   (a) it is not presented elsewhere in the filing or
   (b) you present the disclosures required by Item 10(e) of Regulation S-K. Any disclosures elsewhere in the filing should:
   - reconcile from total segment operating income to operating income and then on to net income to highlight the differences between the non-GAAP measure and operating income,
   - identify this amount as a non-GAAP performance measure,

- state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,
- state the manner in which management compensates for these limitations when using the non-GAAP financial measure,
- explain why your management believes that this measure provides useful information to investors,
- state how your management uses the non-GAAP measure,
- provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
- state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 104.04 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please show us in your supplemental response what the revisions will look like.

Item 8 – Financial Statements and Supplementary Data, page 26

Consolidated Balance Sheets, page 29

2. Please revise your presentation in future filings to present on the face of the balance sheet separate captions and dollar amounts for each component of shareholders' equity. Refer to Rules 5-02.29 and .30 of Regulation S-X.

Form 10-Q for the Quarter Ended October 31, 2011

General

3. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief